Filed by Cascade Microtech, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cascade Microtech, Inc.

Commission File No.: 000-51072

Date: February 4, 2016

To: Cascade Microtech Customers

Today we are excited to inform you know that Cascade Microtech has entered into a definitive agreement to be acquired by FormFactor. (www.formfactor.com) The transaction is expected to close mid-year 2016.

We are pleased to join forces with FormFactor and look forward to increasing the breadth and strength of resources we can bring to develop new solutions for you, our customer.

FormFactor is the leading production probe card supplier, and Cascade Microtech is the leading provider of advanced wafer probing solutions for the engineering market place. The technology and support synergies of the two companies will enable us to bring more powerful insight into solving your toughest probing and measurement challenges.

Both FormFactor and Cascade Microtech have a number of new product announcements planned over the upcoming quarters and look forward to sharing more with you very soon. We look forward to this new chapter in our evolution and are excited with what the future holds, specifically around our ability to partner and support you even better in the future.

Thank you for your business; if you have any additional questions, please do not hesitate to ask us.

Sincerely,

/s/ Michael Burger	/s/ Michael Slessor

Michael Burger	Michael Slessor

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between FormFactor and Cascade Microtech. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties, many of which are beyond FormFactor’s and Cascade Microtech’s control, that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “may,” “might,” “will,” “could,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend” and “continue,” the negative or plural of these words and similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the timing to consummate the proposed merger; failure of the Cascade Microtech shareholders to approve the proposed merger; the terms and availability of the proposed financing arrangements; the risk that a condition to closing of the merger may not be satisfied; failure to achieve regulatory approval or the risk that it is obtained subject to conditions that are not anticipated; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; the diversion of management time on merger-related issues; and changes in FormFactor’s or Cascade Microtech’s future cash requirements, capital requirements, results of operations, financial conditions and/or cash flows, and other factors, including those set forth in the most current Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed by FormFactor and Cascade Microtech with the U.S. Securities and Exchange Commission (the “SEC”), under the caption “Risk Factors” and elsewhere. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of FormFactor or Cascade Microtech. Unless required by law, FormFactor and Cascade Microtech are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, FormFactor intends to file a registration statement on Form S-4, which will include a preliminary prospectus, related materials to register the shares of FormFactor common stock to be issued in the merger and other documents concerning the proposed merger, and Cascade Microtech intends to file a proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FORMFACTOR, CASCADE MICROTECH, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when they are available) and any other documents filed by FormFactor and Cascade Microtech with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by FormFactor may also be obtained for free by contacting FormFactor Investor Relations by mail at FormFactor Inc., Investor Relations, 7005 Southfront St., Livermore, California 94551, Attention: Investor Relations or by going to FormFactor’s Investor Relations page on its corporate web site at www.formfactor.com, or and copies of documents filed with the SEC by Cascade Microtech may also be obtained for free by contacting Cascade Microtech Investor Relations by mail at Cascade Microtech, Inc., 9100 SW Gemini Drive, Beaverton, Oregon 97008, Attention: Investor Relations or by going to Cascade Microtech’s Investor Relations page on its corporate web site at www.Cascade MicrotechMicrotech.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the proxy statement/prospectus.

Participants in the Solicitation

Cascade Microtech and FormFactor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Cascade Microtech shareholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of

Cascade Microtech security holders in connection with the proposed merger will be set forth in the registration statement and the proxy statement/prospectus when filed with the SEC. Information regarding Cascade Microtech executive officers and directors is included in Cascade Microtech’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 12, 2015, and its proxy statement for its 2015 annual meeting of shareholders, filed with the SEC on April 6, 2015. Information regarding FormFactor’s executive officers and directors is included in FormFactor’s Annual Report on Form 10-K for the year ended December 27, 2014, filed with the SEC on March 6, 2015, its proxy statement for its 2015 annual meeting of shareholders, filed with the SEC on March 19, 2015 and its Current Report on Form 8-K, filed with the SEC on August 7, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Cascade Microtech and FormFactor have interests in the transaction that may differ from the interests of Cascade Microtech and FormFactor shareholders generally, respectively. These interests will be described in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.